

July 8, 2015

Carlos Domenech Zornoza
Chief Executive Officer
TerraForm Global, Inc.
600 Clipper Drive
Belmont, CA 94002

> **Re: TerraForm Global, Inc.**
> **Pre-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 17, 2015**
> **File No. 333-203934**

Dear Mr. Domenech:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2015 letter.

Capitalization, page 97

1. Please confirm that the transactions assumed in the Acquisitions column of your capitalization table represent the transactions defined as Pending Acquisitions on page 21. If not, please disclose or include a cross-reference to the nature of these transactions.

Unaudited pro forma cash available for distribution for the year ended December 31, 2014 and the three months ended March 31, 2015, page 106

2. Please explain to us why the income tax (benefit) expense amounts in your historical cash table on page 107 do not agree to the related amounts in your pro forma financial statements.

Estimated cash available for distribution for the twelve months ended June 30, 2016 and December 31, 2016

Assumptions and considerations

Revenue, page 112

3. Please provide an updated schedule supporting forecasted revenues and anticipated GWh of production for each project in the initial portfolio outlined on page 197 similar to what was provided as part of your response to comment 4 in our letter dated April 30, 2015. Please also provide the detail in support of the estimated megawatts in operation for each period presented. It remains unclear after reviewing your response to comment 10 and the revised disclosure on page 112 of the Prospectus why a small number of projects may not be contributing to a significant amount of forecasted revenues and anticipated GWh of production.

Unaudited pro forma condensed consolidated financial statements

Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014, page 123

4. We note your disclosure on page 33 that the Class B and B1 units of Global LLC will be exchangeable for a share of Class A common stock at any time. Please tell us how you reflected these units in your pro forma EPS computations, including how, if at all, they impacted your earnings allocations. See ASC 260-10-55-20.

Unaudited pro forma condensed consolidated balance sheet as of March 31, 2015, page 128

5. We have reviewed your response to comment 13 and note that the formation transaction debt adjustment does not appear to agree to the adjustments disclosed in footnote 16 on page 132. Please advise or revise.

Project descriptions, page 198

6. We note your disclosures on pages 200 and 201 that certain of your India projects have or will receive viability gap funding subsidies. Please tell us how you account for these subsidies and tell us the authoritative guidance you relied upon in developing your accounting policy.

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

1. Nature of operations, page F-200

7. Similar to prior amendments, please clearly disclose the names of each individual project included in your predecessor financial statements. Also confirm that your predecessor financial statements include all projects expected to be acquired from your Sponsor, including those projects that are pre-construction, in-construction, and those that have been constructed but have yet to reach their commercial operation date.

2. Summary of significant accounting policies

Revenue recognition, page F-203

8. Throughout your filing and within your acquiree financial statements, including but not limited to pages 54, 146, 148, F-61, and F-112, we note discussions of government grants and incentives, including certified emission rights (CERs) and generation based incentives. Please tell us the nature of all government incentives, grants and/or renewable energy credits expected to materially impact your business. Citing relevant authoritative accounting guidance, specify how you account or intend to account for them, including how you present them on your balance sheet and statements of operations. Also, confirm that your pro forma financial statements reflect government grants received by all of your projects on a consistent basis.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Dennis M. Myers, P.C.
       Kirkland & Ellis LLP